FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I,	Glen J. Indra, Chief Executive Officer, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-  109 Certification of Disclosure in Issuers’ annual and Interim Filings) of Starfield  Resources Inc. (the Issuer) for the first quarter ending May 31, 2005.

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a  material fact or omit to state a material fact required to be stated or that is necessary to  make a statement not misleading in light of the circumstances under which it was made,  with respect to the period covered by the interim filings; and

3.
Based on my knowledge, the interim financial statements together with the other  financial information included in the interim filings fairly present in all material respects  the financial condition, results of operations and cash flows of the issuer, as of the date  and for the period presented in the interim filings.

Date: July 28, 2005

   “Glen J. Indra”
Signature
Title: Chief Executive Officer